CONFORMED COPY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

City Telecom (H.K.) Ltd. (the “Company”) is furnishing under cover of Form 6-K the following documents: (1) a notice of the Company’s extraordinary general meeting that was issued on November 27, 2002, calling for a meeting regarding a proposed new share option scheme; and (2) a notice of the Company’s annual general meeting that was issued on November 27, 2002, including a notice of the Company’s general mandates to issue and repurchase shares.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio Title: Finance Director

Dated: November 29, 2002